Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

September 16, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “RDIF and Dr. Reddy’s to cooperate on clinical trials and supply of 100 million doses of Sputnik V vaccine to India.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

RDIF and Dr. Reddy’s to cooperate on clinical trials and supply of 100 million doses of Sputnik V vaccine to India

Moscow, Russia/Hyderabad, India, September 16, 2020 – The Russian Direct Investment Fund (RDIF), Russia’s sovereign wealth fund, and Dr. Reddy’s Laboratories Ltd. (Dr. Reddy’s), a global pharmaceutical company headquartered out of India, have agreed to cooperate on clinical trials and distribution of Sputnik V vaccine in India. Upon regulatory approval in India, RDIF shall supply to Dr. Reddy’s 100 million doses of the vaccine. The Sputnik V vaccine, which is based on well-studied human adenoviral vector platform with proven safety, is undergoing clinical trials for the coronavirus pandemic. Deliveries could potentially begin in late 2020 subject to completion of successful trials and registration of the vaccine by regulatory authorities in India.

The agreement between RDIF and Dr Reddy’s reflects the growing awareness of countries and organizations to have a diversified anti-COVID vaccine portfolio to protect their populations.

Kirill Dmitriev, CEO of the Russian Direct Investment Fund, said, “We are very pleased to partner with Dr. Reddy’s in India. Dr. Reddy’s has had a very well established and respected presence in Russia for over 25 years and is one of the leading pharmaceutical companies in India. India is amongst most severely impacted countries from COVID 19 and we believe our human adenovirus dual vector platform will provide a safe and scientifically validated option to India in the battle against COVID 19. RDIF partners will receive an effective and safe drug to fight the coronavirus. The platform of human adenoviral vectors, which is the core of the Russian vaccine, has been tested in more than 250 clinical studies over decades, and it has been found safe with no potential negative long-term consequences.”

G V Prasad, Co-Chairman & Managing Director of Dr. Reddy’s Laboratories said, “We are pleased to partner with RDIF to bring the vaccine to India. The Phase I and II clinical trials have shown promising results. We will be conducting Phase-III trials in India to ensure safety and efficacy for the Indian population and to meet the requirements of the Indian regulators. Sputnik V vaccine could provide a credible option in our fight against COVID 19 in India.”

Prof. Sergey Tsarenko, Deputy Chief Physician for Anesthesiology and Reanimation at Hospital No. 52 in Moscow, said, “The main criteria for evaluating a vaccine are safety and efficacy. In Sputnik V, safety is ensured by the use of human adenoviral vectors, which we repeatedly encounter throughout our lives. Efficacy is achieved by using two different human adenoviruses sequentially, which differentiates this platform.”

On August 11, the Sputnik V vaccine developed by the Gamaleya National Research Institute of Epidemiology and Microbiology was registered by the Ministry of Health of Russia and became the world’s first registered vaccine against COVID-19 based on the human adenoviral vectors platform. Detailed information on the Sputnik V vaccine, the technological platform of human adenoviral vectors, and other details are available at sputnikvaccine.com

On September 4, a research paper on the results of Phase I and Phase II clinical trials of the Sputnik V vaccine was published in The Lancet, one of the leading international medical journals, demonstrating no serious adverse effects and a stable immune response in 100% of participants. Post-registration clinical trials of the Sputnik V vaccine involving 40,000 volunteers are currently ongoing. More than 55,000 volunteers have applied to take part in post-registration trials. The first results of these trials are expected to be published in October-November 2020.

***

Russian Direct Investment Fund (RDIF) is Russia's sovereign wealth fund established in 2011 to make equity co-investments, primarily in Russia, alongside reputable international financial and strategic investors. RDIF acts as a catalyst for direct investment in the Russian economy. RDIF’s management company is based in Moscow. Currently, RDIF has experience of the successful joint implementation of more than 80 projects with foreign partners totaling more than RUB1.9 tn and covering 95% of the regions of the Russian Federation. RDIF portfolio companies employ more than 800,000 people and generate revenues which equate to more than 6% of Russia’s GDP. RDIF has established joint strategic partnerships with leading international co-investors from more than 18 countries that total more than $40 bn. Further information can be found at www.rdif.ru

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

For additional information contact:

Arseniy Palagin	Andrew Leach / Maria Shiryaevskaya
Russian Direct Investment Fund	Hudson Sandler
Press Secretary	Tel: +44 (0) 20 7796 4133
Tel: +7 495 644 34 14, ext. 2395
Mobile: +7 916 110 31 41
E-mail: arseniy.palagin@rdif.ru

Dr. Reddy’s Laboratories Ltd.
Amit Agarwal, Investor Relations	Aparna Tekuri, Media Relations
Tel: +91-40-49002135	Tel: +91-40- 49002446
E-mail: amita@drreddys.com	E-mail: aparnatekuri@drreddys.com